

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

March 20, 2008

Mark J. Morabito
President and Chief Executive Officer
Crosshair Exploration & Mining Corp.
Suite 1240
1140 West Pender Street
Vancouver, B.C. Canada V6E 4G1

>            **Re:    Crosshair Exploration & Mining Corp.**
>                   **Form 20-F for Fiscal Year Ended April 30, 2007**
>                   **Filed October 31, 2007**
>                   **Response Letter Dated February 13, 2008**
>                   **File No. 1-33439**

Dear Mr. Morabito:

        We have reviewed your filing and response letter dated February 13, 2008, and
have the following additional comments.  Please provide a written response to our
comments.  Please be as detailed as necessary in your explanation.  In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure.  After reviewing this information, we may raise additional comments.

Form 20-F, Filed October 31, 2007

Note 14 – Differences between Canadian and United States Generally Accepted
Accounting Principles, page F29

1.    We note your response to prior comment 8, identifying the difference between
      your 2007 Canadian GAAP mineral property investing cash expenditure of
      $8,480,906 and the reclassifying adjustment made for U.S. GAAP purposes of
      $8,238,406 as acquisition payments of $242,500 that are capitalized for both
      Canadian and U.S. GAAP.

However, along with the revisions you have proposed to correct the Canadian GAAP starting amounts in your U.S. GAAP reconciliation, we see that you have utilized a different reclassifying adjustment of $9,068,381. This amount is not consistent with your explanation, and it exceeds the total Canadian GAAP mineral property expenditures reported for 2007 on page F-4 of your financial statements.

We also note that the Canadian GAAP financing cash flow you report in the reconciliation for 2005 does not agree with the corresponding amount in your primary financial statements. Please provide further explanation and revise as necessary.

Closing Comments

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson, at (202) 551-3584, or Mellissa Campbell Duru, at (202) 551-3757, with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:     K. Hiller
        D. Delaney
        M. Duru
        L. Nicholson